Exhibit 99.9

ZenaTech’s Spider Vision Sensors Expands Drone Component Manufacturing Capabilities Enabling Compliant Global Supply Chain for US Defense Customers

Vancouver, British Columbia, (August 28, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces the establishment of a new component parts manufacturing facility in Taiwan. The new facility represents an important step to advancing a compliant global supply chain for the company’s US Defense-destined drones.  Operated by its Taiwan-based Spider Vision Sensors (SVS) subsidiary, the facility is expected to reduce the reliance on third-party suppliers ensuring a stable, NDAA-compliant supply chain of component parts such as sensors and motors, for its ZenaDrone drones for US defense agencies and NATO use. SVS will sign a long-term lease for a 16,000 square foot manufacturing facility that it plans to have operational by year end 2025, along with expansion of the Taiwan-based team.

“Establishing a new Taiwan component manufacturing facility marks a pivotal milestone in advancing our mission to deliver vertically integrated, NDAA-compliant drone technologies at scale,” said Shaun Passley, Ph.D., ZenaTech CEO. “By expanding Spider Vision Sensor’s production capacity, we are increasing our capability to have ZenaDrone’s drones meet the most rigorous defense standards, including Green and Blue UAS certifications. This investment also positions us to respond rapidly to rising demand from the US Defense Department and NATO allies, while enhancing operational efficiency, strengthening supply chain resilience, and cementing our leadership in drone innovation.”

The Taiwan SVS facility will manufacture critical components, including PCB boards, motors, cameras, and sensors. Taiwan was selected for its position as a leading electrical and technology hub in Asia, providing advanced expertise and infrastructure for high-precision electronics manufacturing. The facility will also support compliance with US and NATO standards, including Green and Blue UAS certification, ensuring that components meet those rigorous quality and security requirements. The facility will support the ramp-up in production for ZenaDrone’s drone models—ZenaDrone 1000, IQ Square and the IQ Nano. Components produced in Taiwan will be assembled into drones at ZenaDrone’s facilities in Arizona and Sharjah, UAE, maintaining high-quality standards and end-to-end operational control.

ZenaTech plans to move into the facility by the end of this year and will be initiating discussions with machinery suppliers in the upcoming weeks to acquire and install production equipment, while completing all necessary registrations, safety, and government approvals to ensure full operational readiness. The facility will be staffed by approximately 30–40 personnel, including a factory manager, technicians, engineers, and R&D staff, forming a multidisciplinary team.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.